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                                                    FILE NO. 0-25322
                                                    ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                               For April 21, 2002


                        GENSCI REGENERATION SCIENCES INC.
                        ---------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
                          ----------------------------
                    (Address of principal executive offices)

                        Toronto, Ontario M5R 3K4 CANADA
                        ---------------------------------


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


               Form  20-F [X]              Form  40-F [ ]


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                    Yes   [X]                 No [ ]

                           RULE 12G-3-2(B) #: 82-2803
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            CONDITIONAL SETTLEMENT WITH OSTEOTECH ANNOUNCED BY GENSCI

IRVINE, CALIFORNIA AND TORONTO, ONTARIO, APRIL 21, 2003 - GenSci Regeneration Sciences Inc. (TSX: GNS), The OrthoBiologics Technology Company , today announced that Osteotech Inc. and GenSci have agreed to settle the various disputes between them subject to certain significant conditions.

The conditions are that: (i) Osteotech receives a letter of credit or other security satisfactory to Osteotech of certain payments over time and (ii) GenSci receives a covenant from Osteotech not to sue GenSci in connection with its newly introduced products. With respect to the letter of credit or other security, GenSci will seek to obtain the security sought by Osteotech. However, there can be no assurance that GenSci will be able to obtain an appropriate security acceptable to Osteotech. There can also be no assurance that the two sides can reach a settlement if GenSci is unable to obtain the security required. With respect to the covenant not to sue, Osteotech is in the process of evaluating GenSci's position that its new products do not infringe Osteotech's patents. There is no assurance that Osteotech will agree with GenSci's position. There can also be no assurance that, if a difference of opinion exists, the two sides can reach a settlement. In addition, there can be no assurance of the time frame required for the two sides to satisfy the conditions detailed above.

If the above two conditions are satisfactorily resolved, terms of settlement include payment of $7.5 million by GenSci to Osteotech. GenSci would recognize the validity of the Osteotech patents at issue in the trial completed in December 2001. GenSci would not be permitted to re-introduce products that are the subject of the pending litigation, which have been withdrawn from the market, and all other litigation between the two parties would be dismissed. Payments to Osteotech include $1 million to be paid on the effective date of GenSci's plan of reorganization followed by payments of $325,000 per quarter with interest payable at the federal judgment rate, currently 1.3% capped for purposes of future interest payments at 3% per annum. GenSci is seeking a method to secure payment of $5 million of the settlement amount and will provide a subordinated lien on assets to guarantee the remaining $1.5 million in payments.

Finally, the settlement is contingent upon bankruptcy court approval. Terms of the settlement will be incorporated into the terms of a Chapter 11 Plan of Reorganization, which must be confirmed by the bankruptcy court.

GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. Use of GenSci's technologies permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiary, the Company designs, manufactures and markets biotechnology-based surgical products for orthopedics, neurosurgery and oral maxillofacial surgery. These products can either replace or augment traditional autograft as used in surgical procedures. GenSci is focused on increasing the safety, efficacy, and handling of orthobiologic materials and improving the use of biotechnology combined with materials science in developing products to promote the body's natural ability to repair and regenerate musculoskeletal tissue.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the timing and success of litigation settlement activities. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the company's annual report.

For  additional  information  please  visit  GenSci's  new  Web  site:
www.gensciinc.com


Peter  Ludlum                               Louis  G.  Plourde
Chief  Financial  Officer                   Investor  Relations
GenSci  Regeneration  Sciences  Inc.        GenSci  Regeneration Sciences Inc.
(949)  595-8710                             (800)  561-2955
E-mail:  peterl@gensciinc.com               E-mail:  lplourde@gensci-regen.com
         --------------------                        -------------------------



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                  GENSCI REGENERATION SCIENCES INC.
                                  ---------------------------------
                                        (REGISTRANT)


Date:  04-21-03                         /s/ Peter Ludlum
                                        ----------------------------
                                        Peter  Ludlum
                                        Chief  Financial  Officer

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